UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS: Michael Kalb GVP, CFO (914) 345-9001 Michael.Kalb@taro.com	William J. Coote VP, Treasurer (914) 345-9001 William.Coote@taro.com

TARO PROVIDES RESULTS FOR QUARTER ENDED JUNE 2013

Hawthorne, NY, August 7, 2013 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three month period ended June 30, 2013.

Quarter ended June 30, 2013 Highlights - compared to June 30, 2012
•	Net sales of $153.2 million, decreased $6.0 million, or 3.7%
•	Gross profit, as a percentage of net sales was 69.7%, compared to 71.7%
•	Research and development expenses increased 6.0% to $12.2 million and as a percentage of net sales was 8.0%, compared to 7.2%
•	Selling, marketing, general and administrative expenses increased $0.7 million, and as a percentage of net sales was 13.7%, compared to 12.7%
•	Operating income decreased to $73.6 million, or 48.0% of net sales, compared to $79.0 million, or 49.6% of net sales; a $5.4 million decrease
•	Net income attributable to Taro was $58.8 million compared to $62.9 million, a $4.1 million decrease, resulting in diluted earnings per share of $1.32 compared to $1.41.

Cash Flow and Balance Sheet Highlights
•
Cash flow provided by operations was $64.4 million compared to $19.2 million for the three months ended June 30, 2012, which was negatively impacted by the payment of income taxes as reflected in the significant decrease in trade and other payables

•	Cash, including marketable securities, increased $52.1 million and $260.0 million to $612.6 million from March 31, 2013 and June 30, 2012, respectively.

Mr. Kal Sundaram, Taro’s CEO stated, “Jim Kedrowski and the Taro team have done an excellent job of maximizing the market opportunities for the Taro portfolio.  I would like to thank Jim for his many contributions to the organization.”  Mr. Sundaram continued, “The revenue decline is principally due to a net charge taken to meet contractual obligations associated with price adjustments made in the current quarter, the benefit of which should be realized in future periods. Excluding the one-time charge, Q1 sales would have increased over 10% versus the prior year. We also note the recent entry of competition for our flagship product, Nystatin/Triamcinalone, which we anticipate will result in the loss of sales and market share going forward.”

- more -

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

The Company recently received three approvals from the U.S. Food and Drug Administration (“FDA”) – a New Drug Application (“NDA”) for Topicort® (desoximetasone) Spray, 0.25%, as well as Abbreviated New Drug Applications (“ANDAs”) for Carbamazepine Extended release Capsules 100 mg, 200 mg and 300 mg, and Gabapentin Oral Solution, 250 mg/5mL.  During the quarter, the Company filed one ANDA with the FDA.  With this, ANDAs representing twenty products as well as one NDA await FDA approval.

Taro Board Announces Senior Leadership Changes

On July 18, the Company announced that Mr. Dilip Shanghvi has been appointed to Taro’s Board of Directors as its Chairman.  Effective August 1, 2013, Mr. James Kedrowski retired as the Interim Chief Executive Officer of the Company and Mr. Kal Sundaram has been appointed to serve as Chief Executive Officer of the Company.  Mr. Kedrowski will continue to serve as a member of Taro’s Board of Directors.

Form 20-F Filings with the SEC

On July 2, the Company filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2013.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2014.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Three Months Ended
	June 30,
	2013	2012

Sales, net	$153,195	$159,152
Cost of sales	46,480	45,056
Gross profit	106,715	114,096

Operating Expenses:
Research and development, net	12,212	11,525
Selling, marketing, general and administrative	20,953	20,284
Settlement and loss contingencies	-	3,300
Operating income	73,550	78,987

Financial Expenses, net:
Interest and other financial (income) expense	(1,165)	390
Foreign exchange income	(993)	(708)

Other income, net	396	365
Income before income taxes	76,104	79,670
Tax expense	17,035	16,510
Income from continuing operations	59,069	63,160
Net (loss) income from discontinued operations	(123)	10
Net income	58,946	63,170
Net income attributable to non-controlling interest	150	259
Net income attributable to Taro	$58,796	$62,911

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$1.32		$1.41
Diluted	$1.32		$1.41

Net (loss) income per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00	)*	$0.00	*
Diluted	$(0.00	)*	$0.00	*

Net income per ordinary share attributable to Taro:
Basic	$1.32		$1.41
Diluted	$1.32		$1.41

Weighted-average number of ordinary shares used to compute net income per ordinary share:
Basic	44,770,433	44,542,808
Diluted	44,774,048	44,643,181

* Amount is less than $0.01.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands)

	June 30,	March 31,
	2013	2013
ASSETS	(unaudited)	(audited)

CURRENT ASSETS:
Cash and cash equivalents	$273,558	$237,284
Short-term bank deposits	328,803	312,603
Restricted short-term bank deposits	7,430	7,430
Marketable securities	2,818	3,183
Accounts receivable and other:
Trade, net	116,599	119,810
Other receivables and prepaid expenses	133,760	119,768
Inventories	112,537	109,626
Long-term assets held for sale, net	69	67
TOTAL CURRENT ASSETS	975,574	909,771

Long-term receivables and other assets	23,251	23,227
Property, plant and equipment, net	144,073	145,265
Other assets	27,477	28,373
TOTAL ASSETS	$1,170,375	$1,106,636

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$11,497	$11,330
Trade payables and other current liabilities	199,966	181,201
TOTAL CURRENT LIABILITIES	211,463	192,531

Long-term debt, net of current maturities	17,214	17,269
Deferred income taxes and other long-term liabilities	5,623	5,875
TOTAL LIABILITIES	243,300	215,675

Taro shareholders’ equity	931,311	886,347
Non-controlling interest	4,764	4,614

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,170,375	$1,106,636

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Three Months Ended June 30,
	2013	2012
Operating Activities
Net income	$58,946	$63,170
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,234	4,542
Stock-based compensation	-	8
(Gain) loss on sale of marketable securities and long-lived assets	(112)	32
Increase (decrease) in long-term debt due to currency fluctuations	310	(1,208)
Decrease (increase) in trade receivables	2,881	(9,312)
Change in derivative instruments, net	2,969	4,921
Increase in other receivables, prepaid expenses and other assets	(14,415)	(5,493)
(Increase) decrease in inventories	(4,058)	4,898
Foreign exchange effect on intercompany balances	(3,856)	(1,602)
Increase (decrease) in trade and other payables and accruals	17,512	(40,748)
Net cash provided by operating activities	64,411	19,208

Investing Activities:
Purchase of property plant & equipment, net of related grants	(3,898)	(1,783)
Investment in other intangible assets	-	(20)
Proceeds from long-term deposits and other assets	-	18
Investment in short-term and restricted bank deposits	(20,694)	(71,129)
Proceeds from marketable securities	365	4,792
Net cash used in investing activities	(24,227)	(68,122)

Financing Activities:
Excess tax benefits from share-based payment arrangements	21	-
Proceeds from the issuance of shares, net	298	3,804
Repayments of long-term debt	(197)	(185)
Net cash provided by financing activities	122	3,619

Effect of exchange rate changes	(4,032)	(1,724)
Net increase (decrease) in cash	36,274	(47,019)
Cash at beginning of period	237,284	238,266

Cash at end of period	$273,558	$191,247

#####

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 7, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Kal Sundaram
	Name:	Kal Sundaram
	Title:	Chief Executive Officer and Director